UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

July 12, 2016

(Date of Report (Date of earliest event reported))

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0467957
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1519 Connecticut Ave., Suite 200, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Item 8.	Certain Unregistered Sales of Equity Securities

Pursuant to the distribution support agreement, (the "Distribution Support Agreement"), if Adjusted Funds From Operations (“AFFO”) in any calendar quarter during the distribution support period is less than the amount that would produce a 15% annualized return, then Fundrise, LP is obligated to purchase common shares of Fundrise Real Estate Investment Trust, LLC (the “Company”), following the end of such quarter at the greater of the then NAV per share or $10.00 for an aggregate purchase price equal to the amount by which AFFO for such quarter is less than the 15% annualized amount.

Accordingly, as a result of the Company’s AFFO for the fiscal quarter ended June 30, 2016, as described further under Item 9 “Other Events” below, Fundrise, LP is obligated to purchase 10,328 shares of the Company's common shares for $103,280 under the Distribution Support Agreement to satisfy the AFFO requirement, which will reduce Fundrise, LP’s total commitment under the Distribution Support Agreement. The purchase of such common shares is required to be completed by July 26, 2016.

The distribution support period expires upon the earlier to occur of (i) the purchase by Fundrise, LP of an aggregate of $1,000,000 of the Company’s common shares or (ii) December 31, 2017. Fundrise, LP’s total remaining commitment under the Distribution Support Agreement after execution of the above described purchase will be up to $566,950.

The offer and sale of the common shares from the Company to Fundrise, LP was made upon reliance on the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933.

Item 9.	Other Events

Asset Updates

CPG Senior Loan – Phoenix, AZ

On December 30, 2015, we directly acquired a first mortgage loan (the “CPG Senior Loan”) with a maximum principal balance of $837,000. CPG Casa Bravo, LLC, a Delaware limited liability company (the "CPG Borrower"), intends to use the CPG Senior Loan proceeds for the renovation of an existing 11-unit multifamily building in Phoenix, AZ, located at 4128 N. 22nd Street, Phoenix, AZ 85016 (the “CPG Property”).

On June 14, 2016, the entirety of the CPG Senior Loan was paid back by the CPG Borrower through a refinancing that brought in a new $1,000,000 longer-term bank loan at a much lower rate as a result of the successful renovation of the property. We believe that refinancing is typical for a project of this nature after construction has concluded and we anticipated from the outset this was a likely exit possibility for our original investment.

Prior to paying off the CPG Senior Loan, the CPG Borrower informed us that, by the beginning of June 2016, it had leased two of the units for $1,095 per month--over 15% above the projected proforma rents of $950 and 114% above the in-place rents of $511 when the sponsor purchased the property. The CPG Borrower informs us it is in talks with interested prospects for the remainder of the units.

As part of our due diligence process before making an investment, we create a sensitivity table that projects the performance of the investment based upon potential changes in future income and capitalization rates.  Now less than 12 months later, the investment successfully exited at 1.25x takeout coverage, well inside our margin of safety.

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Ace Hotel Controlled Subsidiary – Pittsburgh, PA

On December 15, 2015, we acquired from Lending ownership of a “majority-owned subsidiary” in which we have the right to receive a preferred economic return (the “Ace Hotel Controlled Subsidiary”) for a purchase price of $2,275,000 (the “Ace Hotel Investment”), which is the initial stated value of our interest in the Ace Hotel Controlled Subsidiary. In connection with our ownership of the Ace Hotel Controlled Subsidiary, we received various control rights.

The strong brand recognition of Ace as a premier boutique hotel operator combined with the resurgence of Pittsburgh as a destination for top companies like Google helped drive our decision to make this investment.

We are pleased to announce that since the date of our investment, the Ace Hotel has officially opened for business. We continue to be optimistic about the investment and look forward to hearing more good news as the hotel builds its operational track record.

Net Asset Value as of June 30, 2016

As of June 30, 2016, our NAV per common share is $9.91. This NAV per common share shall be effective through September 30, 2016, unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEET (UNAUDITED)

(In thousands, except share and per share amounts)	June 30, 2016
ASSETS
Cash and cash equivalents	$3,172
Current interest receivable	790
Real estate debt investments and accrued interest, at fair value	39,835
Total Assets	$43,797

LIABILITIES	-
Accounts payable	$26
Dividends payable [1]	993
Due to related party	990
Total Liabilities	$2,009

NET ASSETS CONSIST OF:
Fundrise Real Estate Investment Trust, LLC Members’ Equity:
Common shares; unlimited shares authorized; 4,218,210 shares issued and outstanding, net of accumulated amortization of deferred offering costs	$40,142
Retained earnings	1,458
Net adjustments to fair value	188
NET ASSETS	$41,788
NET ASSET VALE PER SHARE, on 4,218,210 shares issued and outstanding [2]	$9.91

[1] This amount does not include accrual for dividends payable that were declared before June 30, 2016 that relate to the third quarter of 2016.

[2] The total shares issued and outstanding used in the computation of net asset value per share is the amount of shares immediately prior to redemptions that are processed and effective on June 30, 2016, as the NAV per share price is used to determine the redemption price in certain cases under our redemption plan.

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On July 12, 2016, the Company announced that its net asset value per share (“NAV”) as of June 30, 2016 is $9.91 per share of our Common Shares. This NAV per common share shall be effective through September 30, 2016, unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the market value of our shares on a quarterly basis. However, the majority of our assets consist of commercial real estate loans and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in a market transaction, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) quarterly updates in the price of liquid assets for which third party market quotes are available, (3) accruals of our distributions payable at the end of the quarter related to the current or previous quarters, and (4) estimates of quarterly accruals, on a net basis, of our operating revenues, expenses and fees. In addition, for our June 30, 2016 NAV calculation, our internal accountants engaged an independent third-party to prepare a valuation review report to be used in conjunction with determining our NAV per common share. There can be no assurance that our internal accountants will engage such independent party in connection with future calculations of our NAV per common share.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the previous or current quarter where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

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The per share purchase price of our Common Shares will continue to be $10 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10; however, redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Share Redemption Plan Status

During the quarter ended June 30, 2016, we redeemed 37,658 common shares pursuant to our share redemption plan.

Unaudited Adjusted Funds From Operations for Fiscal Quarter Ended June 30, 2016

(In thousands)

On July 12, 2016, the Company announced that its AFFO for the fiscal quarter ended June 30, 2016, was as follows:

Reconciliation of Net Income/(Loss) in Accordance with GAAP to AFFO
Net income / (loss) in accordance with GAAP (Unaudited)	$1,026
Adjustment for gains or losses on sale	-
Adjustment for extraordinary items, results of discontinued operations and cumulative effects of accounting changes	-
Depreciation of real estate	-
Other amortization	-
Unconsolidated joint ventures	-
Other adjustments to reconcile GAAP to FFO	-
Funds from operations ("FFO")	$1,026
Amortization or accrual of deferred costs	-
Unrealized gains and losses	338
Adjusted funds from operations ("AFFO")	$1,364

The adjustment for unrealized gains and losses is based on our computation of net asset value for the fiscal quarter ended June 30, 2016. This amount reflects unrealized gains solely on our investments, and does not consider other potential fair value adjustments that may be reflected in our net asset value per share computation.

Updated Risk Factor

If we pay distributions from sources other than our cash flow from operations, we will have less funds available for investments and your overall return will be reduced.

Although our distribution policy is to use our cash flow from operations to make distributions, our organization documents permit us to pay distributions from any source, including offering proceeds, borrowings, or sales of assets. We have not placed a cap on the use of proceeds to fund distributions. From time to time, we may not generate sufficient cash flow from operations to fund distributions. While we expect none of the distributions declared by the Company for the periods ended March 31, 2016 and June 30, 2016 were paid using proceeds from our Offering or the purchase of additional shares by Fundrise, LP pursuant to the Distribution Support Agreement, there can be no assurance that future distributions will not be paid from such sources.

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Pursuant to the Distribution Support Agreement, in certain circumstances where AFFO in any calendar quarter during the distribution support period is less than the amount that would produce a 15% annualized return, then Fundrise, LP is obligated to purchase shares following the end of such quarter at the then NAV per share for an aggregate purchase price equal to the amount by which AFFO for such quarter is less than the 15% annualized amount. Fundrise, LP purchase 32,977 of our common shares on April 18, 2016, and is required to purchase an additional 10,328 of our common shares on or before July 26, 2016. The sale of these shares resulted in the dilution of the ownership interests of our public shareholders. Upon termination or expiration of the distribution support agreement, we may not have sufficient cash available to pay distributions at the rate we had paid during preceding periods or at all. If we pay distributions from sources other than our cash flow from operations, we will have less cash available for investments, we may have to reduce our distribution rate, our NAV may be negatively impacted and stockholders’ overall return may be reduced.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated November 24, 2015, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE REAL ESTATE INVESTMENT
TRUST, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: July 12, 2016

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